File No. 70-8205



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        ------------------------------

                        POST-EFFECTIVE AMENDMENT NO. 9
                                       TO
                                    FORM U-1
                        -------------------------------

                           APPLICATION OR DECLARATION

                                    under the

                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                     * * *
                     AMERICAN ELECTRIC POWER COMPANY, INC.
                       CENTRAL AND SOUTH WEST CORPORATION
                               CSW ENERGY, INC.
                    1 Riverside Plaza, Columbus, Ohio 43215
                    ---------------------------------------
              (Name of company or companies filing this statement
                  and address of principal executive office)

                                     * * *

                     AMERICAN ELECTRIC POWER COMPANY, INC.
                    1 Riverside Plaza, Columbus, Ohio 43215
                    ---------------------------------------
                    (Name of top registered holding company
                    parent of each applicant or declarant)

                                     * * *

                A. A. Pena, Senior Vice President and Treasurer
                  AMERICAN ELECTRIC POWER SERVICE CORPORATION
                    1 Riverside Plaza, Columbus, Ohio 43215

                        Susan Tomasky, General Counsel
                  AMERICAN ELECTRIC POWER SERVICE CORPORATION
                    1 Riverside Plaza, Columbus, Ohio 43215
                    ---------------------------------------
                  (Names and addresses of agents for service)


      American Electric Power Company, Inc. ("AEP"), a New York corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), Central and South West Corporation, a Delaware corporation ("CSW"), a registered holding company under the 1935 Act and a wholly-owned subsidiary of AEP, and CSW Energy, Inc. ("Energy"), a Texas corporation, an indirect subsidiary of AEP and a wholly-owned non-utility subsidiary of CSW, hereby amend the Form U-1 Application-Declaration in File No. 70-8205 and restate the Application-Declaration in the following respects. In all other respects the Application-Declaration as previously filed and amended will remain the same.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

      Pursuant to an order of the Commission dated August 6, 1993 (HCAR No. 25866) (the "1993 Order") with respect to the Application-Declaration, CSW and Energy obtained authorization, among other things, from time to time to issue letters of credit, bid bonds or guarantees (collectively, "Guarantees") in connection with the development of qualifying cogeneration facilities, qualifying small power production facilities and independent power facilities, including exempt wholesale generators as defined in Section 32(e) of the 1935 Act (collectively, "Facilities") in an aggregate amount not to exceed $50 million. This Guarantee authority was increased from $50 million to $75 million by order of the Commission dated November 28, 1995 (HCAR No. 26416) (the "1995 Order") and expires December 31, 2000. The 1993 Order and the 1995 Order are sometimes collectively referred to herein as "the Orders".

      CSW became a wholly owned subsidiary of AEP on June 15, 2000, pursuant to an order of the Commission dated June 14, 2000 (HCAR No. 27186).

      AEP, CSW and Energy hereby request that the Commission authorize (a) the aggregate amount of Guarantees that may from time to time be issued to equal $75 million; (b) extension of the authorization under the Application-Declaration until March 31, 2006; and (c) AEP to issue Guarantees in addition to CSW and Energy. Applicants do not seek to widen such authority, which will necessarily remain limited to the Orders and this Amendment.

      This extended authority (and its vesting in AEP) is needed to enable AEP, CSW, Energy and such subsidiaries to continue and to diversify the development program with respect to Facilities in accordance with the Orders. CSW and Energy have issued Guarantees in connection with several Facilities which are in various stages of development. Taken together, these Facilities are expected to provide substantial revenue to Energy and, indirectly, to AEP over the life of these Facilities.

      Because of the long lead time and significant development expenses that are required to develop Facilities, however, the success of Energy's development program depends on a number of factors, including (1) diversification of such development efforts over as many Facilities as possible to reduce the effect of any particular Facility on such program; (2) Energy's financial ability, pursuant to Commission authority, to take advantage of future development opportunities as they arise on a timely basis; and (3) AEP's and CSW's willingness to guarantee the obligations of AEP's subsidiaries in the short term in order to create long term profits from developing, constructing, owning and operating Facilities, as contemplated by the Orders.

      The financing and construction of some of these Facilities have already been specifically approved by the Commission; others are in preliminary evaluation, predevelopment, development and structuring stages. For these reasons, the Applicants hereby seek to extend the $75 million aggregate amount of Guarantees from time to time that may be issued and to authorize AEP to issue Guarantees pursuant to this Amendment. By increasing economies of scale through a diversified Facility investment program, permitting the optimal utilization of AEP's, CSW's and Energy's development experience and reducing the impact of the risk of failure of any particular project on the AEP system, this expanded authority will benefit shareholders, ratepayers and the general public.


ITEM 2.  FEES, COMMISSIONS and EXPENSES

      The fees, commissions and expenses incurred or expected to be incurred in connection with the transactions proposed in this Post-Effective Amendment are estimated not to exceed $2,000, including fees and expenses to be billed at cost by American Electric Power Service Corporation.


ITEM 3.  APPLICABLE STATUTORY PROVISIONS

      Sections 6, 7, 9, 10 and 12 and Rule 45 under the 1935 Act may be applicable with respect to the proposed activities.

      To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the 1935 Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

                             Compliance with Rule 54

      Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. All applicable conditions of Rule 53(a) are currently satisfied except for clause (1). As of June 30, 2000, AEP, through its subsidiaries, had an aggregate investment in EWGs and FUCOs of $1,920,829,000. This investment represents approximately 54.2% of $3,544,649,000, the average of the consolidated retained earnings of AEP reported on Forms 10-Q and 10-K for the four consecutive quarters ended June 30, 2000. However, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs (HCAR No. 26864, April 27, 1998) (the "100% Order") in File No. 70-9021. Although AEP's aggregate investment exceeds the 50% 'safe harbor' limitation contained in Rule 53, AEP's aggregate investment is below the 100% limitation authorized under the 100% Order.

      As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 100% Order, AEP's consolidated capitalization consisted of 47.4% common and preferred equity and 52.6% debt. As of June 30, 2000, AEP's consolidated capitalization consisted of 36.2% common and preferred equity and 63.8% debt. The requested authorization will have no impact on AEP's consolidated capitalization ratios on a pro forma basis. AEP believes this ratio remains within acceptable ranges and limits. Further, AEP's interests in EWGs and FUCOs have contributed positively to its consolidated earnings.

      AEP will continue to maintain in conformity with United States generally accepted accounting principles and make available the books and records required by Rule 53(a)(2). AEP does, and will continue to, comply with the requirement that no more than 2% of the employees of AEP's electric utility operating subsidiaries shall, at any one time, directly or indirectly, render services to an EWG or FUCO in which AEP directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, AEP will continue to submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's electric utility operating subsidiaries, satisfying Rule 53(a)(4). Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities (including any guarantees) to finance an acquisition of an EWG or FUCO.

      Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($3,544,649,000) represented an increase of approximately $40,644,000 (or 1.2%) in the average consolidated retained earnings from the previous four quarterly periods ($1,693,698,000); and (iii) for the fiscal year ended December 31, 1999, AEP did not report operating losses attributable to AEP's direct or indirect investments in EWGs and FUCOs.

      As noted, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs. In connection with its consideration of AEP's application for the 100% Order, the Commission reviewed AEP's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to AEP involved with investments in EWGs and FUCOs, the Commission determined that permitting AEP to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of the AEP, nor would it have an adverse impact on any of its electric utility operating subsidiaries or their customers, or on the ability of state commissions to protect the electric utility operating subsidiaries or their customers.


ITEM 4.  REGULATORY APPROVAL

No Federal or State commission or regulatory body, other than this Commission, has jurisdiction over the proposed transactions for which authorization is requested herein.


ITEM 5.  PROCEDURE

      It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's order granting, and permitting to become effective this Post-Effective Amendment No. 9 be issued on or before November 6, 2000. Applicants waive any recommended decision by a hearing officer of or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, becomes effective forthwith.

      Applicants respectfully request that appropriate and timely action be taken by the Commission in this matter in order that the business of Energy may continue without interruption upon the termination of the present authority on December 31, 2000.

      Applicants consent to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or order in this matter, unless the Office opposes the matter covered by this Post-Effective Amendment No. 9.


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

Exhibit F       Opinion of Counsel  (To be filed by amendment)

Exhibit G       Form of Notice


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

      As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of AEP's business. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment. No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.


                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                          AMERICAN ELECTRIC POWER COMPANY, INC.
                          CENTRAL AND SOUTH WEST CORPORATION
                          CSW ENERGY, INC.


                          By: /s/   A. A. Pena____________
                                   A. A. Pena
                                    Treasurer


Dated:  September 8, 2000

                                                                       Exhibit G


                      UNITED STATES OF AMERICA
                             before the
                 SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.          /October   , 2000


----------------------------------------
                                        :
In the Matter of                        :
                                        :
AMERICAN ELECTRIC POWER COMPANY, INC.   :
CENTRAL AND SOUTH WEST CORPORATION      :
CSW ENERGY, INC.                        :
1 Riverside Plaza                       :
Columbus, Ohio 43215                    :
70-8205                                 :
----------------------------------------:

      American Electric Power Company, Inc. ("AEP"), a New York corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), Central and South West Corporation, ("CSW"), a registered holding company under the 1935 Act and a wholly-owned subsidiary of AEP, and CSW Energy, Inc. ("Energy"), an indirect subsidiary of AEP and a wholly-owned non-utility subsidiary of CSW, have filed a post-effective amendment to their application-declaration previously filed and amended pursuant to the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), designating of the 1935 Act and Rule 45 thereunder as applicable to the proposed transaction.

      Pursuant to an order of the Commission dated August 6, 1993 (HCAR No. 25866) (the "1993 Order") with respect to the Application-Declaration, CSW and Energy obtained authorization, among other things, from time to time to issue letters of credit, bid bonds or guarantees (collectively, "Guarantees") in connection with the development of qualifying cogeneration facilities, qualifying small power production facilities and independent power facilities, including exempt wholesale generators as defined in Section 32(e) of the 1935 Act (collectively, "Facilities") in an aggregate amount not to exceed $50 million. This Guarantee authority was increased from $50 million to $75 million by order of the Commission dated November 28, 1995 (HCAR No. 26416) (the "1995 Order") and expires December 31, 2000. The 1993 Order and the 1995 Order are sometimes collectively referred to herein as "the Orders".

      CSW became a wholly owned subsidiary of AEP on June 15, 2000, pursuant to an order of the Commission dated June 14, 2000 (HCAR No. 27186).

      AEP, CSW and Energy hereby request that the Commission authorize (a) the aggregate amount of Guarantees that may from time to time be issued to equal $75 million; (b) extension of the authorization under the Application-Declaration until March 31, 2006; and (c) AEP to issue Guarantees in addition to CSW and Energy. Applicants do not seek to widen such authority, which will necessarily remain limited to the Orders and this Amendment.

      This extended authority (and its vesting in AEP) is needed to enable AEP, CSW, Energy and such subsidiaries to continue and to diversify the development program with respect to Facilities in accordance with the Orders. CSW and Energy have issued Guarantees in connection with several Facilities which are in various stages of development. Taken together, these Facilities are expected to provide substantial revenue to Energy and, indirectly, to AEP over the life of these Facilities.

      Because of the long lead time and significant development expenses that are required to develop Facilities, however, the success of Energy's development program depends on a number of factors, including (1) diversification of such development efforts over as many Facilities as possible to reduce the effect of any particular Facility on such program; (2) Energy's financial ability, pursuant to Commission authority, to take advantage of future development opportunities as they arise on a timely basis; and (3) AEP's and CSW's willingness to guarantee the obligations of AEP's subsidiaries in the short term in order to create long term profits from developing, constructing, owning and operating Facilities, as contemplated by the Orders.

      The financing and construction of some of these Facilities have already been specifically approved by the Commission; others are in preliminary evaluation, predevelopment, development and structuring stages. For these reasons, the Applicants hereby seek to extend the $75 million aggregate amount of Guarantees from time to time that may be issued and to authorize AEP to issue Guarantees pursuant to this Amendment. By increasing economies of scale through a diversified Facility investment program, permitting the optimal utilization of AEP's, CSW's and Energy's development experience and reducing the impact of the risk of failure of any particular project on the AEP system, this expanded authority will benefit shareholders, ratepayers and the general public.

      The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by October __, 2000 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants at the addresses specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.